FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:  “Syngenta, Dow AgroSciences agree to Cross License Corn Traits”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24	Syngenta Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Syngenta Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520
www.syngenta.com	media.relations@syngenta.com

Dow AgroSciences LLC 9330 Zionsville Road Indianapolis Indiana United States www.dowagro.com	Dow AgroSciences Media contact: Robyn Heine USA +1 317 337 4807 rheine@dow.com	The Dow Chemical Company Analyst/Investor contact: Howard Ungerleider USA + 1 989 636 9814 joint media release

Indianapolis, Indiana, USA and Basel, Switzerland, April 1, 2009

Syngenta, Dow AgroSciences Agree to Cross License Corn Traits

Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, today announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. The agreement will allow both companies to maximize the value of their technologies and to bring greater choice and flexibility to growers.

Under the terms of the agreement, Syngenta will receive global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex® I Insect Protection for broad lepidopteran control and to Herculex® RW for corn rootworm control.

Additionally, Dow AgroSciences will receive global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to  its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

Davor Pisk, Chief Operating Officer of Syngenta Seeds, said, “We are very pleased to have reached this agreement which significantly expands the options available to growers while further demonstrating the value of our proprietary technology.  The combination of Herculex® Insect Protection traits with our Agrisure® portfolio represents a major advance in insect control. From 2011 we plan to offer our U.S. customers multiple modes of action targeting refuge reduction and improved efficacy.”

Jerome Peribere, President and CEO of Dow AgroSciences, said, “With the combination of technologies, corn growers will benefit from increased flexibility through their preferred trait platforms, and we continue to be pleased that growers find the industry-leading Herculex® technology to be a valuable option to increase productivity due to improved pest protection.”

Financial terms of the agreement have not been disclosed.

Syngenta and Dow AgroSciences – April 1, 2009 / Page 1 of 2

About Syngenta

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

About Dow AgroSciences

Dow AgroSciences LLC, based in Indianapolis, Indiana, USA, is a top-tier agricultural company that combines the power of science and technology with the "Human Element" to constantly improve what is essential to human progress. Dow AgroSciences provides innovative technologies for crop protection, pest and vegetation management, seeds, traits, and agricultural biotechnology to serve the world's growing population. Global sales for Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, were $4.5 billion in 2008. Learn more at www.dowagro.com.

###

Herculex® is a trademark of Dow AgroSciences LLC.
Agrisure®, Agrisure Viptera™ and the Syngenta logo are trademarks of a Syngenta Group Company.
Agrisure Viptera™ is not currently approved for sale or use in the U.S. and is not being offered or promoted for sale. Agrisure Viptera™ will not be available for sale until all necessary regulatory approvals and authorizations have been granted.

Syngenta Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

The Dow Chemical Company Forward-Looking Statement

Note: The following statements contained in this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Syngenta and Dow AgroSciences – April 1, 2009 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 1, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes